CLIFFORD CHANCE US LLP 31 WEST 52nd STREET New York, NY 10019-6131 Tel +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

January 8, 2024

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.
Ms. Lulu Cheng, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Bitcoin Trust
Amendment No. 6 to Registration Statement on Form S-1
Filed December 29, 2023
File No. 333-251808

Dear Mses. Cheng and Berkheimer:

On behalf of our client, VanEck Bitcoin Trust (the “Trust”), set forth below is the Trust’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 5, 2024 (the “Comment Letter”) in connection with the Trust’s Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on December 29, 2023. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 6 to Form S-1 filed December 29, 2023

General

1.	We note that your registration statement includes a number of blanks or bracketed information, including, for example, the Sponsor Fee, the amount of bitcoin that the Trust received and the identification of all of the Authorized Participants with which you have an agreement at the time of effectiveness. Please revise to include this information in your next amendment.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

In response to the Staff’s comment, the Trust has revised the disclosure throughout the Amended Registration Statement to include the blank and bracketed information.

Cover Page

2.	We note your cover page disclosure that, “[i]n the future, subject to the Exchange receiving the necessary regulatory approval to permit the Trust to purchase and redeem Shares in-kind for bitcoin (the “In-Kind Regulatory Approval”), the Trust may elect to permit Authorized Participants to also deliver or direct the delivery of bitcoin by third parties, or take delivery or direct the taking of delivery of bitcoin by third parties, in connection with in-kind subscription or redemption transactions.” We have the following comments:

•	Please revise to clarify here that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval.

•	Please revise to clarify here how you will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

•	Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

In response to the Staff’s comment, the Trust has revised the disclosure on the cover and on page 3 of the prospectus to clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval. The Trust has also revised the disclosure to indicate how Shareholders will be informed if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

Additionally, the Trust supplementally confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that the Trust will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

Cover

The Trust is an exchange-traded fund. The Trust intends to issue Shares on a continuous basis and is registering an indeterminate number of Shares with the Securities and Exchange Commission (the “SEC”) in accordance with Rule 456(d) and 457(u). When the Trust sells or redeems its Shares, it will do so in blocks of 50,000 Shares (a “Creation Basket”) that are based on the amount of bitcoin represented by the Creation Basket being created, the amount of bitcoin being equal to the combined net asset value of the number of Shares included in the Creation Basket (net of accrued but unpaid remuneration due to the Sponsor (the “Sponsor Fee”) and any accrued but unpaid expenses or liabilities not assumed by the Sponsor). The Trust currently conducts subscriptions and redemptions solely in cash. Financial firms that are authorized to purchase or redeem Shares with the Trust (known as “Authorized Participants” or “APs”) will deliver only cash to create Shares and will receive only cash when redeeming Shares. Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the Creation Basket subscription or redemption process. The Trust conducts subscriptions and redemptions in cash. For a subscription in cash, the Authorized Participant’s subscription shall be in the amount of cash needed to purchase the amount of bitcoin represented by the Creation Basket being created, as calculated by State Street Bank and Trust Company (the “Administrator”) based on the Index or the other valuation policies described herein. The AP will deliver the cash to the Trust’s account at State Street Bank and Trust Company (the “Cash Custodian”), which the Sponsor will then use to purchase bitcoin from a third party selected by the Sponsor who (1) is not the Authorized Participant and (2) will not be acting as an agent, nor at the direction, of the Authorized Participant with respect to the delivery of bitcoin to the Trust (such third party, a “Liquidity Provider”). For a redemption in cash, the Sponsor shall arrange for the bitcoin represented by the Creation Basket to be sold to a Liquidity Provider selected by the Sponsor and the cash proceeds distributed from the Trust’s account at the Cash Custodian to the Authorized Participant in exchange for their Shares. In the future, subject to the Exchange receiving the necessary regulatory approval to permit the Trust to purchase and redeem Shares in-kind for bitcoin (the “In-Kind Regulatory Approval”), the Trust may elect to permit Authorized Participants to also deliver or direct the delivery of bitcoin by third parties, or take delivery or direct the taking of delivery of bitcoin by third parties, in connection with in-kind subscription or redemption transactions. There can be no assurance that In-Kind Regulatory Approval will ever be obtained or that “in-kind” subscription or redemption transactions will ever occur, meaning that the Trust may conduct subscriptions and redemptions solely in cash for the foreseeable future and indefinitely if necessary. The timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval at any point in the future. To the extent that the Exchange receives In-Kind Regulatory Approval and the Sponsor chooses to allow in-kind creations and redemptions, notification will be made to Shareholders via a prospectus supplement and/or a current report filed with the SEC.

Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the Creation Basket subscription or redemption process. For a subscription in cash, the Authorized Participant’s subscription for Shares shall be in the amount of cash needed to purchase the amount of bitcoin represented by the Creation Basket being created, as calculated by the Administrator based on the Index or the other valuation policies described herein. The AP will deliver the cash to the Trust’s account at the Cash Custodian, which the Sponsor will then use to purchase bitcoin from a third party selected by the Sponsor who (1) is not the Authorized Participant and (2) will not be acting as an agent, nor at the direction, of the Authorized Participant with respect to the delivery of bitcoin to the Trust (such third party, a “Liquidity

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

Provider”). For a redemption in cash, the Sponsor shall arrange for the bitcoin represented by the Creation Basket to be sold to a Liquidity Provider selected by the Sponsor and the cash proceeds distributed from the Trust’s account at the Cash Custodian to the Authorized Participant in exchange for their Shares. In the future, subject to the Exchange receiving the necessary regulatory approval to permit the Trust to purchase and redeem Shares in-kind for bitcoin (the “In-Kind Regulatory Approval”), the Trust may elect to permit Authorized Participants to also deliver or direct the delivery of bitcoin by third parties, or take delivery or direct the taking of delivery of bitcoin by third parties, in connection with in-kind subscription or redemption transactions. There can be no assurance that In-Kind Regulatory Approval will ever be obtained or that “in-kind” subscription or redemption transactions will ever occur, meaning that the Trust may conduct subscriptions and redemptions solely in cash for the foreseeable future and indefinitely if necessary. The timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval at any point in the future. To the extent that the Exchange receives In-Kind Regulatory Approval and the Sponsor chooses to allow in-kind creations and redemptions, notification will be made to Shareholders via a prospectus supplement and/or a current report filed with the SEC.

Prospectus Summary

The Trust’s Fees and Expenses, page 6

3.	Please revise your disclosure to specify who is responsible for on-chain transactions fees incurred in connection with transfers or sales of bitcoin to cover fees and expenses.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 6 and 69 of the prospectus to specify who is responsible for on-chain transactions fees incurred in connection with transfers or sales of bitcoin to cover fees and expenses.

The Trust will pay the Sponsor the Sponsor Fee, which is a unified fee of ~~[ ].~~0.25%. The Sponsor Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement. The Administrator will make its determination regarding the Sponsor Fee in respect of each day by reference to the Trust’s NAV as of that day. The Sponsor Fee will accrue in U.S. dollars and be payable monthly in arrears in bitcoin on, or by, the tenth business day of the next month in respect of the prior month. Each month, the Administrator will calculate the Sponsor Fee for each day of the month, resulting in a cumulative total in U.S. dollars, which the Administrator will then calculate the bitcoin equivalent of by reference to the Index as of the date of calculation, and the Sponsor shall then withdraw the corresponding amount of bitcoin from the Trust’s Bitcoin Account in payment of the Sponsor Fee. The Sponsor has agreed to pay all ordinary operating expenses (except for extraordinary expenses, including but not limited to, non-recurring expenses and costs of services performed by the Sponsor or a service provider on behalf of the Trust to protect the Trust or the interests of Shareholders, such as in connection with any ~~fork of the Bitcoin Blockchain, any~~ indemnification of agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters) out of the Sponsor Fee. For extraordinary expenses not covered in the previous sentence, the Sponsor shall pay these expenses as they become due and seek contemporaneous

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

reimbursement from the Trust in the form of bitcoin at the time of payment. For extraordinary expenses denominated in dollars, the Sponsor shall convert the expense amounts into bitcoin at the Index price on the date the Sponsor seeks such reimbursement from the Trust, and shall withdraw the corresponding amounts of bitcoin from the Trust as reimbursement for paying such extraordinary expenses of the Trust. For extraordinary expenses denominated in bitcoin, if any, the Sponsor shall withdraw the corresponding amounts of bitcoin from the Trust as reimbursement for paying such extraordinary expenses. Neither the Trust nor Shareholders shall be responsible for any fees and expenses, including any Bitcoin network fees, incurred by the Sponsor to withdraw bitcoin from the Trust’s Bitcoin Account in connection with payment of the Sponsor Fee or Trust expenses not assumed by the Sponsor, or to convert such bitcoin, once withdrawn, into cash (if applicable). The Sponsor will sell bitcoin which may be facilitated by one or more Liquidity Providers and/or the Bitcoin Custodian or an affiliate thereof, in connection with the termination of the Trust and the liquidation of the Trust’s bitcoin holdings, which the Sponsor shall do at a price which it is able to obtain through commercially reasonable efforts, and arrange for the distribution of the cash proceeds to the Trust’s Shareholders and creditors (if any). The amount of bitcoin held by the Trust may vary from time to time depending on the level of the Trust’s expenses and liabilities and the market price of bitcoin.

The Trust will pay the Sponsor the Sponsor Fee, which is a unified fee of ~~[ ].~~0.25%. The Sponsor Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement. The Administrator will make its determination regarding the Sponsor Fee in respect of each day by reference to the Trust’s NAV as of that day. The Sponsor Fee will be accrue in U.S. dollars daily and be payable monthly in arrears in bitcoin ~~Each month, at month end,~~ on, or by, the tenth business day of the next month in respect of the prior month. Each month, the Administrator will calculate the Sponsor Fee for each day of the month, resulting in a cumulative total in U.S. dollars, which the Administrator will then calculate the bitcoin equivalent of by reference to the Index as of the date of calculation, and the Sponsor shall then withdraw the corresponding amount of bitcoin from the Trust’s Bitcoin Account in payment of the Sponsor Fee. The Sponsor has agreed to pay all operating expenses (except for extraordinary expenses, including but not limited to, non-recurring expenses and costs of services performed by the Sponsor or a service provider on behalf of the Trust to protect the Trust or the interests of Shareholders, such as in connection with any ~~fork of the Bitcoin Blockchain, any~~ indemnification of agents, service providers or counterparties of the Trust and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters) out of the Sponsor Fee. For extraordinary expenses not covered in the previous sentence, the Sponsor shall pay these expenses as they become due and seek contemporaneous reimbursement from the Trust in the form of bitcoin at the time of payment. For extraordinary expenses denominated in dollars, the Sponsor shall convert the expense amounts into bitcoin at the Index price on the date the Sponsor seeks such reimbursement from the Trust, and shall withdraw the corresponding amounts of bitcoin from the Trust as reimbursement for paying such extraordinary expenses of the Trust. For extraordinary expenses denominated in bitcoin, if any, the Sponsor shall withdraw the corresponding amounts of bitcoin from the Trust as reimbursement for paying such extraordinary expenses. Neither the Trust nor Shareholders shall be responsible for any fees and expenses, including any Bitcoin network fees, incurred by the Sponsor to withdraw bitcoin from the Trust’s Bitcoin Account in connection with payment of the Sponsor Fee or Trust expenses not assumed by the Sponsor, or to convert such bitcoin, once withdrawn, into cash (if applicable). The Sponsor will sell bitcoin which may be facilitated by one or more Liquidity Providers and/or the Bitcoin Custodian or an affiliate thereof, in connection with the termination of the Trust and the liquidation of the Trust’s bitcoin holdings, which the Sponsor shall do at a price which it is able to obtain through commercially reasonable efforts, and arrange for the distribution of the cash proceeds to the

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

Trust’s Shareholders and creditors (if any). Accordingly, the amount of bitcoin held by the Trust may vary from time to time depending on the level of the Trust’s expenses and liabilities and the market price of bitcoin.

Custody of the Trust’s Assets

Bitcoin Account, page 7

4.	Please reconcile your disclosure here that “[o]ther than in connection with redemptions (emphasis added), the assets associated with which would be transferred to the Trust’s Clearing Account...” with your disclosure on page 33 that bitcoin may be temporarily stored in an omnibus hot storage wallet associated with the Trust’s Clearing Account in connection with both creations and redemptions, as well as in connection with transfers of bitcoin out of the Trust to pay the Sponsor Fee and to reimburse the Sponsor in bitcoin for payment of reimbursable extraordinary expenses paid by the Sponsor.

In response to the Staff’s comment, the Trust has revised the disclosure on page 7 of the prospectus accordingly.

The Custody Agreement requires the Bitcoin Custodian to hold the Trust’s bitcoin in cold storage, unless required to facilitate withdrawals as a temporary measure. Other than in connection with creations and redemptions, where the associated ~~assets~~ bitcoin ~~associated with which would be~~is first transferred to the Trust’s Clearing Account (where they may be held in omnibus hot storage wallets, as described below) before being transferred to the Trust’s Bitcoin Account (in the case of a creation) or to the Liquidity Provider’s Gemini account (in the case of a redemption), as well as in connection with transfers of bitcoin to pay the Sponsor Fee and to reimburse the Sponsor in bitcoin for payment of extraordinary expenses, which also are first transferred to the Trust’s Clearing Account before being transferred to the Sponsor, the Bitcoin Custodian will use segregated cold storage bitcoin addresses for the Trust’s Bitcoin Account. The addresses on the Bitcoin Blockchain at which the Trust’s bitcoin inthe Bitcoin Account are held by the Bitcoin Custodian are separate from the bitcoin addresses that the Bitcoin Custodian uses for its other customers and are directly verifiable via the Bitcoin Blockchain. The Bitcoin Custodian will at all times record and identify in its books and records that such bitcoins constitute the property of the Trust. The Bitcoin Custodian will not withdraw the Trust’s bitcoin from the Trust’s Bitcoin Account with the Bitcoin Custodian, or loan, hypothecate, pledge or otherwise encumber the Trust’s bitcoin, without the Trust’s instruction, nor will the Sponsor or any other entity or service provider. The Trust will not lease or loan bitcoin held in the Trust’s Bitcoin Account with the Bitcoin Custodian and will not give instructions to that effect.

A Temporary or Permanent “Fork” of the Bitcoin Blockchain…, page 14

5.	We note the revisions you made on page 15 in response to prior comment 9. Please revise this risk factor, and throughout the prospectus, to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency, and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

In response to the Staff’s comment, the Trust has revised the disclosure on pages 14-15, 43, 53, 114 and Appendix A-2 of the prospectus to clarify that the only crypto asset to be held by the Trust will be bitcoin and that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency, and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Trust’s listing exchange seeking approval to amend its listing rules.

Pages 14-15

A Temporary Or Permanent “Fork” Of The Bitcoin Blockchain Could Adversely Affect an Investment In The Trust. Shareholders Will Not Receive The Benefits Of Any Forks Or Airdrops.

Bitcoin software is open source. Any user can download the software, modify it and then propose that the core developers, users and miners adopt the modification. When a modification is introduced by the core developers and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin network continues to operate uninterrupted on a single blockchain. However, if less than a substantial majority of users and miners consent to the proposed modification, but the modification is nonetheless implemented by some users and miners and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the Bitcoin network (and the blockchain), with one version running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two (or more) versions of the Bitcoin network running in parallel, but with each version’s bitcoin lacking interchangeability, and with different blockchains. Such a fork in the Bitcoin Blockchain typically would be addressed by community-led efforts to merge the forked Bitcoin Blockchains, and several prior forks have been so merged. Since the Bitcoin network’s inception, modifications to the Bitcoin network have generally been accepted by the majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system and the focal point of the majority of developer activity. There is no assurance, however, that this will continue to be the case, and if it is not, then the price of bitcoin could be negatively affected. The original blockchain and the forked blockchain could potentially compete with each other for users, developers, and miners, leading to a loss of these for the original blockchain. A fork of any kind could adversely affect an investment in the Trust or the ability of the Trust to operate and the Trust’s procedures may be inadequate to address the effects of a fork.

Forks have occurred already to the Bitcoin network, including, but not limited to, forks resulting in the creation of Bitcoin Cash (August 1, 2017), Bitcoin Gold (October 24, 2017) and Bitcoin SegWit2X (December 28, 2017), among others. ~~If another fork occurs,~~The only crypto asset to be held by the Trust ~~would hold equal amounts of both the original~~will be bitcoin ~~and the alternative forked asset~~. The Trust has adopted procedures to address situations involving a fork that results in the issuance of new alternative bitcoin that the Trust may receive. Typically, the holder of bitcoin has no discretion in a hard fork; it merely has the right to claim the new forked asset on a pro rata basis while it continues to hold the same number of bitcoin.

We refer to the right to receive any benefits arising from a fork, airdrop (defined below), or similar event as an “Incidental Right” and any such virtual currency acquired through an Incidental Right as “IR Virtual Currency.” The Trust has adopted the following procedures to address situations involving any fork, airdrop or similar event that results in the issuance of Incidental Rights or IR Virtual Currency that the Trust may receive. The Trust Agreement stipulates that if a fork occurs, the Sponsor shall determine which asset constitutes bitcoin and which network constitutes the Bitcoin network, and the Sponsor will as soon as possible cause the Trust

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

to irrevocably abandon the Incidental Rights or IR Virtual Currency. Because the Trust will abandon any Incidental Rights and IR Virtual Currency, the Trust would not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency and thus the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules to permit the Trust to distribute the Incidental Rights or IR Virtual Currency that is not bitcoin in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor would arrange to sell or otherwise dispose of the Incidental Rights or IR Virtual Currency and for the proceeds (if any) to be distributed to the Shareholders. There can be no assurance as to whether or when the Sponsor would make such a decision, or when the Exchange will seek or obtain this approval, if at all.

In addition to forks, a digital asset may become subject to a similar occurrence known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that such holders will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. Neither the Trust nor the Sponsor shall be under any obligation to claim or attempt to secure or realize any economic benefit from “airdropped” assets, and the Sponsor will cause the Trust to irrevocably and permanently abandon, for no consideration, such Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules to permit the Trust to distribute the Incidental Rights or IR Virtual Currency associated with the airdropped assets in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor would arrange to sell orotherwise dispose of the Incidental Rights or IR Virtual Currency and for the proceeds (if any) to be distributed to the Shareholders.

With respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights and any IR Virtual Currency associated with such event. As such, Shareholders will not receive the benefits of any forks, and the Trust is not able to participate in any airdrop.

Even if required regulatory approval is sought and obtained, Shareholders may not receive the benefits of any forks, airdrops, or similar events, the Trust may not choose, or be able, to participate in an airdrop, and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain. Any inability to recognize the economic benefit of a hard fork or airdrop could adversely affect the value of the Shares.

~~The Trust Agreement stipulates that if fork occurs, and (in the case of a fork) the Sponsor determines that one network is the Bitcoin network and its associated native asset is bitcoin, the Trust will as soon as possible direct the Bitcoin Custodian to distribute the forked cryptocurrency that is not bitcoin in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor will arrange to sell the new cryptocurrency and for the proceeds to be distributed to the Shareholders, provided that the Sponsor determines that claiming or attempting to claim the forked asset that is not bitcoin is not impossible, impractical, prohibited by law, operationally burdensome, will expose the Trust, the Sponsor, or the Trust’s (original) bitcoin holdings to risk, may cause the Trust to fail to qualify as a grantor trust under the Code or any comparable provision of the laws of any State or other jurisdiction where such treatment is sought, unjustified given the costs of taking possession and/or maintaining ownership of the forked asset exceed the benefits of owning the forked asset, or is otherwise inadvisable, in each case, as determined by the Sponsor in its sole and absolute discretion, taking into account whatever factors it deems necessary or appropriate. The Sponsor will make a similar determination in the event of an airdrop. The Sponsor may also consider whether the Bitcoin Custodian supports the forked asset or will permit the Trust to make a one-time withdrawal of the forked or airdropped asset. The Sponsor may use an affiliate to assist in the sale of the new cryptocurrency, which may create a conflict of interest to the extent that its trading decisions with respect to the new cryptocurrency may be influenced by the effect they~~

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Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

~~would have on other funds the Sponsor’s affiliates may manage. However, the Trust may not be able, or it may not be practical, to secure or realize any economic benefit from the new asset, and the Trust is under no obligation to do so. For example, the Trust is under no obligation to claim the forked asset if doing so is impossible, impractical, prohibited by law, operationally burdensome, will expose the Trust, the Sponsor, or the Trust’s (original) bitcoin holdings to risk, may cause the Trust to fail to qualify as a grantor trust under the Code or any comparable provision of the laws of any State or other jurisdiction where such treatment is sought, is unjustified given the costs of taking possession and/or maintaining ownership of the forked asset exceed the benefits of owning the forked asset, or is otherwise inadvisable, in each case, as determined by the Sponsor in its sole and absolute discretion, taking into account whatever factors it deems necessary or appropriate. Alternatively, the Bitcoin Custodian may not agree to provide the Trust with access to the new asset. There is no guarantee that the Bitcoin Custodian will support a forked asset or that the Trust will be able to make a one-time withdrawal of a forked asset that is not supported by the Bitcoin Custodian. Even if the Bitcoin Custodian supports a forked asset, the Sponsor may be unable to make arrangements for the new cryptocurrency to be sold. For these or other reasons, the Sponsor may determine, in its sole and absolute discretion, to cause the Trust to irrevocably and permanently abandon, for no consideration, such forked assets. To the extent that there are material changes to the procedures described within this paragraph, notification will be made to Shareholders via a prospectus supplement and/or a current report filed with the SEC.~~

~~Similarly, neither the Trust nor the Sponsor shall be under any obligation to claim or attempt to secure or realize any economic benefit from “airdropped” assets, and the Sponsor may determine, in its sole and absolute discretion, to cause the Trust to irrevocably and permanently abandon, for no consideration, such forked assets.~~

The Treatment Of The Trust For U.S. Federal Income Tax Purposes Is Uncertain.

The Sponsor intends to take the position that the Trust is properly treated as a grantor trust for U.S. federal income tax purposes. Assuming that the Trust is a grantor trust, the Trust will not be subject to U.S. federal income tax. Rather, if the Trust is a grantor trust, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

The Trust may take certain positions with respect to the tax consequences of ~~forked assets~~Incidental Rights and IR Virtual Currency. If the IRS were to disagree with, and successfully challenge, any of these positions, the Trust might not qualify as a grantor trust. In addition, the Sponsor has committed to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future. However, there can be no assurance that these abandonments would be treated as effective for U.S. federal income tax purposes, or that the Sponsor will continue to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency if there are future regulatory developments that would make it feasible for the Trust to retain those assets. If the Trust were treated as owning any asset other than bitcoins as of any date on which it creates or redeems Shares, it may likely cease to qualify as a grantor trust for U.S. federal income tax purposes.

~~The Trust has adopted the following procedures to address situations involving any fork, airdrop or similar event that results in the issuance of new cryptocurrency that the Trust may receive. The Trust Agreement stipulates that if a fork occurs, and (in the case of a fork) the Sponsor determines that one network is the Bitcoin network and its associated native asset is bitcoin, the Trust will as soon as possible direct the Bitcoin Custodian to distribute the forked cryptocurrency that is not bitcoin in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor will arrange to sell or otherwise dispose of the new cryptocurrency and for the proceeds (if any) to be distributed to the Shareholders, provided that the Sponsor determines that claiming or attempting to claim the forked asset that is not bitcoin is not~~

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

~~impossible, impractical, prohibited by law, operationally burdensome, will expose the Trust, the Sponsor, or the Trust’s (original) bitcoin holdings to risk, may cause the Trust to fail to qualify as a grantor trust under the Code or any comparable provision of the laws of any State or other jurisdiction where such treatment is sought, unjustified given the costs of taking possession and/or maintaining ownership of the forked asset exceed the benefits of owning the forked asset, or is otherwise inadvisable, in each case, as determined by the Sponsor in its sole and absolute discretion, taking into account whatever factors it deems necessary or appropriate. The Sponsor will make a similar determination in the event of an airdrop. The Sponsor may also consider whether the Bitcoin Custodian supports the forked asset or will permit the Trust to make a one-time withdrawal of the forked or airdropped asset. The Sponsor may use an affiliate to assist in the sale of the new cryptocurrency, which may create a conflict of interest to the extent that its trading decisions with respect to the new cryptocurrency may be influenced by the effect they would have on other funds the Sponsor’s affiliates may manage. However, the Trust may not be able, or it may not be practical, to secure or realize any economic benefit from the new asset, and the Trust is under no obligation to do so. For example, the Trust is under no obligation to claim the forked asset if doing so is impossible, impractical, prohibited by law, operationally burdensome, will expose the Trust, the Sponsor, or the Trust’s (original) bitcoin holdings to risk, may cause the Trust to fail to qualify as a grantor trust under the Code or any comparable provision of the laws of any State or other jurisdiction where such treatment is sought, is unjustified given the costs of taking possession and/or maintaining ownership of the forked asset exceed the benefits of owning the forked asset, or is otherwise inadvisable, in each case, as determined by the Sponsor in its sole and absolute discretion, taking into account whatever factors it deems necessary or appropriate. Alternatively, the Bitcoin Custodian may not agree to provide the Trust with access to the new asset. There is no guarantee that the Bitcoin Custodian will support a forked asset or that the Trust will be able to make a one-time withdrawal of a forked asset that is not supported by the Bitcoin Custodian. Even if the Bitcoin Custodian supports a forked asset, the Sponsor may be unable to make arrangements for the new cryptocurrency to be sold. For these or other reasons, the Sponsor may determine, in its sole and absolute discretion, to cause the Trust to irrevocably and permanently abandon, for no consideration, such forked assets. To the extent that there are material changes to the procedures described within this paragraph, notification will be made to Shareholders via a prospectus supplement and/or a current report filed with the SEC.~~

The only crypto asset to be held by the Trust will be bitcoin. The Trust may from time to time be entitled to come into possession of rights incident to its ownership of bitcoin, which permit the Trust to acquire, or otherwise establish dominion and control over, other digital assets or tokens. These rights are generally expected to arise in connection with forks in the Bitcoin Blockchain, airdrops offered to holders of bitcoin or other similar events and arise without any action of the Trust or of the Sponsor or Trustee on behalf of the Trust. We refer to these rights as “Incidental Rights” and any such digital assets or tokens acquired through Incidental Rights as “IR Virtual Currency.”

The Trust has adopted the following procedures to address situations involving any fork, airdrop or similar event that results in the issuance of Incidental Rights or IR Virtual Currency that the Trust may receive. The Trust Agreement stipulates that if a fork occurs, the Sponsor shall determine which asset constitutes bitcoin and which network constitutes the Bitcoin network, and the Sponsor will as soon as possible cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency. Because the Trust will abandon any Incidental Rights and IR Virtual Currency, the Trust would not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency and thus the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules to permit the Trust to distribute the Incidental Rights or IR Virtual Currency that is not bitcoin in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor would arrange to sell or otherwise dispose of the Incidental Rights or IR Virtual Currency and for the proceeds (if any) to be distributed to the Shareholders.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

If a hard fork occurs in the Bitcoin Blockchain, the Trust could hold both the original bitcoin and the alternative new asset. The IRS has held that a hard fork resulting in the creation of new units of cryptocurrency is a taxable event giving rise to ordinary income. Moreover, the Trust Agreement requires that, if such a transaction occurs, the Trust will as soon as possible, and subject to the Custody Agreement, direct the Bitcoin Custodian to distribute the alternative new asset in-kind to the Sponsor, as agent for the Shareholders, and the Sponsor will arrange to sell the new alternative asset and for the proceeds to be distributed to the Shareholders. The receipt, distribution and/or sale of the new alternative asset may cause Shareholders to incur a U.S. federal income tax liability. While the IRS has not addressed all situations in which airdrops occur, it is clear from the reasoning of the IRS’s current guidance that it generally would treat an airdrop as a taxable event giving rise to ordinary income. The Sponsor has committed to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency to which the Trust may become entitled in the future. However, there can be no assurance that these abandonments would be treated as effective for U.S. federal income tax purposes, or that the Sponsor will continue to cause the Trust to irrevocably abandon any Incidental Rights and IR Virtual Currency if there are future regulatory developments that would make it feasible for the Trust to retain those assets.

Appendix A-2

“Incidental Rights”: Rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, other than bitcoin, which rights are incident to the Trust’s ownership of bitcoin and arise without any action of the Trust, or of the Sponsor or Trustee on behalf of the Trust. The Sponsor shall cause the Trust to irrevocably abandon Incidental Rights.

“IR Virtual Currency”: Any virtual currency tokens, or other asset or right, that is not bitcoin, and is acquired by the Trust through the exercise (subject to the applicable provisions of the Trust Agreement) of any Incidental Right.

Risk Factors

Risks Associated with Investing in the Trust

If The Custody Agreement or Clearing Agreement Is Terminated, page 33

6.	We note your response to prior comment 8 and re-issue in part. Please revise to enhance this risk factor to address the risks associated with having to replace the Liquidity Providers, including the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Liquidity Providers.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 33-34 of the prospectus to address the risks associated with having to replace the Liquidity Providers, including the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Liquidity Providers.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

Pages 33-34

If ~~The~~A Liquidity Provider Agreement, The Custody Agreement ~~or~~Or Clearing Agreement Is Terminated Or ~~The~~A Liquidity Provider Or The Bitcoin Custodian Fails To Participate In The Creation Or Redemption Processes Of The Trust Or Fails To Provide Services As Required, The Sponsor May Need To Find And Appoint A Replacement Liquidity Provider Or Bitcoin Custodian Quickly, Which Could Pose A Challenge To The Trust’s Ability To Create And Redeem Shares Or The Safekeeping Of The ~~Trust’s~~Trust’s Bitcoins, And The ~~Trust’s~~Trust’s Ability To Continue To Operate May Be Adversely Affected.

If the Liquidity Provider suffers insolvency, business failure or interruption, default, failure to perform, security breach, or if the Liquidity Provider chooses not to participate in the creation and redemption processes of the Trust due to the risks described in ” --The Inability Of Liquidity Providers To Hedge Their Bitcoin Exposure May Adversely Affect The Liquidity Of Shares And The Value Of An Investment In The Shares” And ” -- If The Process Of Creation And Redemption Of Creation Baskets Encounters Any Unanticipated Difficulties, The Possibility For Arbitrage Transactions By Authorized Participants Intended To Keep The Price Of The Shares Closely Linked To The Price Of Bitcoin May Not Exist And, As A Result, The Price Of The shares May Fall Or Otherwise Diverge From NAV”, and the Trust is unable to engage replacement Liquidity Providers on commercially acceptable terms or at all, then the creation and redemption processes of the Trust or the arbitrage mechanism used to keep the Trust’s Shares trading in line with NAV could be negatively affected.

The Trust’s Service Providers

The Bitcoin Custodian

The Bitcoin Custodian’s Role in the Clearing Agreement, page 79

7.	We note your response to prior comment 13 and re-issue in part. Please revise to describe Gemini Clearing’s policies and procedures with respect to any assets held by it on behalf of the Trust, and who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing.

In response to the Staff’s comment, the Trust has revised the disclosure on page 80 of the prospectus to describe Gemini Clearing’s policies and procedures with respect

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

to any assets held by it on behalf of the Trust, and who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing.

Gemini has represented to the Sponsor that it has policies in place to mitigate conflicts of interest in connection with the Clearing Services, including a conflicts of interest policy and a trading policy for employees. The Trust’s Clearing Account is subject to Gemini’s User Agreement, which provides that bitcoin custodied in the Trust’s Clearing Account are not treated as general assets of Gemini. Gemini has represented to the Sponsor that Gemini treats the bitcoin credited to the Trust’s Clearing Account as belonging to the Trust and does not pledge, hypothecate, or otherwise encumber the Trust’s bitcoin in its Clearing Account except pursuant to instructions from the Trust, which the Trust has not granted and will not grant.

The Trust acknowledges and agrees that the Bitcoin Custodian is not involved in and does not have any responsibility for any Clearing Transaction, other than as specifically identified in the Clearing Agreement. The Bitcoin Custodian has represented to the Sponsor that it has policies and procedures in place for mitigating conflicts of interest when executing the Trust’s orders pursuant to the Clearing Services. Absent gross negligence, willful misconduct or fraud, the Bitcoin Custodian shall not be liable for any loss resulting from a Clearing Request or the use of Clearing Services. Validation and confirmation procedures used by Gemini are designed only to verify the source of Clearing Requests and that each party has met its respective obligations in respect of a Clearing Request and not to detect errors in the content of that Clearing Request or to prevent duplicate Clearing Requests. The Trust is responsible for losses resulting from Clearing Requests provided by it and for any errors made by or on behalf of the Trust, any errors resulting, directly or indirectly, from fraud or the duplication of any Clearing Request by or on behalf of the Trust, or any losses resulting from the malfunctioning of any devices used by the Trust or loss or compromise of credentials used by the Trust to deliver Clearing Requests.

Creation and Redemption of Shares, page 88

8.	We note your disclosure that the Sponsor shall arrange for bitcoin required by the Creation Basket to be sold to a Liquidity Provider and that the Liquidity Provider shall be responsible for delivering bitcoin to the Trust. We also note your disclosure that for redemptions, the Trust shall select a Liquidity Provider and execute a trade to sell the bitcoin in exchange for cash to be delivered on the settlement date for a Redemption Order. Please revise to identify the Liquidity Provider.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 88 and 91 of the prospectus to identify the Liquidity Provider.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

The Trust creates and redeems Shares from time to time, but only in one or more Creation Baskets. Creation Baskets are only made in exchange for delivery to the Trust of the amount of bitcoin represented by the Creation Baskets being created (subject to In-Kind Regulatory Approval), or an amount of cash sufficient purchase such amount of bitcoin, the amount of which is equal to the combined NAV of the number of Shares included in the Creation Baskets being created determined as of 4:00 p.m. Eastern time on the day the order to create Creation Baskets is properly received. Creation Baskets are only redeemed in exchange for delivery to the Trust of the amount of Shares represented by the Creation Basket. The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. For a redemption in cash, the Sponsor shall arrange for the bitcoin represented by the Creation Basket to be sold to a Liquidity Provider selected by the Sponsor and the cash proceeds distributed from the Trust’s account at the Cash Custodian to the Authorized Participant. The Liquidity Providers as of the date of this Prospectus, that have agreed to serve as a Liquidity Provider and have consented to be named in this Prospectus are JSCT, LLC, Nonco LLC and Cumberland DRW LLC. Additional Liquidity Providers may be added at any time, subject to the Sponsor’s sole discretion. In the future, subject to In-Kind Regulatory Approval, the Trust may elect to permit Authorized Participants to also deliver or direct the delivery of bitcoin by third parties, or take delivery or direct the taking of delivery of bitcoin by third parties, in connection with in-kind subscription or redemption transactions. Based on the current price of bitcoin and corresponding size of the Creation Baskets, the Sponsor does not believe such size will have a material impact on the arbitrage mechanism.

On the trade date for a Redemption Order (the “Redemption Trade Date”), following receipt of the Redemption Order from the Authorized Participant, the Trust shall instruct the Bitcoin Custodian to move the bitcoin in the amount of the Creation Basket Deposit out of the Trust’s account at the Bitcoin Custodian into the Trust’s Clearing Account. On the Redemption Trade Date, the Trust in its sole discretion, shall select a Liquidity Provider and execute a trade to sell the bitcoin in exchange for cash to be delivered on the settlement date for a Redemption Order (which shall be the Business Day immediately following the Redemption Trade Date unless the Trust, Sponsor, and Authorized Participant agree to a different date) (the “Redemption Settlement Date”). The Liquidity Providers as of the date of this Prospectus, that have agreed to serve as a Liquidity Provider and have consented to be named in this Prospectus are JSCT, LLC, Nonco LLC and Cumberland DRW LLC. Additional Liquidity Providers may be added at any time, subject to the Sponsor’s sole discretion. The Redemption Settlement Date shall be the immediately following Business Day after the Redemption Trade Date, unless the parties otherwise agree in writing. The Liquidity Provider, not the Authorized Participant, shall be responsible for purchasing bitcoin from the Trust. By placing a Redemption Order, an Authorized Participant agrees to facilitate the delivery of the Basket of Shares.

Financial Statements

Note 2. Significant Accounting Policies

C. Investment Valuation, page F-3

9.	Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

January 8, 2024

comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

The Trust acknowledges the Staff’s comment and confirms its understanding that: (i) the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Trust’s responses and the Trust’s current fair value accounting policy and (ii) the Staff may comment further on this matter in future filing reviews once the Trust is operational.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Kimara E. Davis, Clifford Chance US LLP
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